Exhibit 12

MINN DAK FARMERS COOPERATIVE
COMPUTATION OF RATIO OF NET PROCEEDS TO FIXED CHARGES
(IN THOUSANDS)

	Year Ended August 31,

	2008	2007	2006	2005	2004
Earnings:
Net proceeds before income taxes from Continuing operations	110,863	148,415	76,096	88,088	107,909
Fixed charges, excluding capitalized interest, see below	3,230	4,297	3,544	2,899	2,920
Amortization of capitalized interest	106	106	106	106	106

Net Proceeds	114,199	152,818	79,746	91,093	110,935

Fixed Charges:
Interest Expense	3,230	4,297	3,544	2,899	2,920
Interest factor included in rentals (1)	0	0	0	0	0

Fixed charges, excluding capitalized Interest	3,230	4,297	3,544	2,899	2,920
Interest capitalized	0	0	0	0	0

Fixed Charges	3,230	4,297	3,544	2,899	2,920

Ratio of net proceeds to fixed charges	35.36	35.56	22.50	31.42	37.99

(1)

The company does lease certain items, such as office equipment. Due to the proportionately small amounts involved, interest on such lease payments has not been included in the total of the company’s fixed charges of the calculation of this ratio.